OSISKO REPORTS Q1 2025 RESULTS

Strong Cash Flows of $46.1 Million from Operating Activities

Montréal, May 7, 2025 - Osisko Gold Royalties Ltd (the "Company" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the first quarter of 2025. Amounts presented are in United States dollars, except where otherwise noted.

Highlights

• 19,014 gold equivalent ounces ("GEOs"1) earned (22,259 GEOs in Q1 20242);

• Revenues from royalties and streams of $54.9 million ($45.0 million in Q1 2024);

• Cash flows generated by operating activities of $46.1 million ($37.4 million in Q1 2024);

• Quarterly cash margin3 of $53.3 million or 97.1% ($43.7 million or 97.0% in Q1 2024);

• Net earnings of $25.6 million, $0.14 per basic share ($11.2 million, $0.06 per basic share in Q1 2024);

• Adjusted earnings3 of $29.5 million, $0.16 per basic share ($22.0 million, $0.12 per basic share in Q1 2024);

• Net repayment of $19.6 million under the revolving credit facility;

• Cash balance of $63.1 million and debt of $74.3 million as at March 31, 2025;

• Acquisition of a 1.5% net smelter return ("NSR") royalty from Japan Gold Corp. ("Japan Gold") on Japan Gold's wholly-controlled properties in Japan for cash consideration of $5.0 million; and

• Declaration of a quarterly dividend of C$0.065 per common share paid on April 15, 2025 to shareholders of record as of the close of business on March 31, 2025.

Subsequent to March 31, 2025

• Additional repayments of $30.0 million under the Company's revolving credit facility;

• First payment received from Talisker Resources Ltd. under the Bralorne 1.7% NSR royalty;

• Acquisition of a basket of royalties across various projects in British Columbia from Sable Resources Ltd. ("Sable Resources") for consideration of C$3.8 million, as well as certain rights in relation to the future acquisition of similar interests from Sable Resources;

• Publication of the fifth edition of the Company's sustainability report, Growing Responsibly; and

• Declaration of a quarterly dividend of US$0.055 per common share, a 20% increase over the previous quarterly dividend, based on the foreign exchange rate (C$/US$) on the declaration date of the first quarter dividend. The dividend will be paid on July 15, 2025 to shareholders of record as of the close of business on June 30, 2025.

Management Commentary

Jason Attew, President & CEO of Osisko commented: "Osisko's first quarter represented a good start for the Company in 2025 and serves as a solid base for Osisko to achieve its 2025 guidance range of 80,000 to 88,000 GEOs earned, especially considering that the Company's GEO deliveries are expected to sequentially improve quarter-by-quarter throughout the remainder of the year ahead.

Looking ahead over the next few months, there are several upcoming catalysts to watch out for, including, but not limited to, Osisko Development's project financing initiatives on the back of last week's Optimized Feasibility Study results for the fully-permitted Cariboo gold project; a new life-of-mine plan at Alamos Gold's Island Gold District; and finally, the anticipated Implementation of the Scheme of Arrangement between Spartan Resources and Ramelius Resources, which, if implemented, could accelerate first production from Dalgaranga to late 2025, a full year ahead of Osisko's expectations when we acquired  the Dalgaranga 1.8% gross smelter return royalty in late September of 2024."

Norman MacDonald, Board Chair of Osisko, also commented: “Tomorrow’s Annual and Special Meeting of Shareholders will mark the end of Joanne Ferstman’s tenure as an Independent Director on Osisko’s Board. Joanne has been on Osisko’s Board of Directors from the very beginning, and, as such, both Board and Management would like to wholeheartedly thank Joanne for her many years of leadership, guidance and service. Her attention to detail and dedication to realizing the Company’s strategic vision, amongst her many other skills, will be missed. We would also like to wish Joanne all the best in her future endeavours.”

Q1 2025 RESULTS CONFERENCE AND WEBCAST CALL DETAILS

Conference Call:	Thursday, May 8th, 2025 at 10:00 am ET

Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (800) 717-1738 Local - Montreal: 1 (514) 400-3792 Local - Toronto: 1 (289) 514-5100 Local - New York: 1 (646) 307-1865 Conference ID: 33088

Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1713958&tp_key=482b1aae4e

Replay (available until Sunday, June 8th, at 11:59 PM ET):	North American Toll-Free: 1 (888) 660-6264 Local - Toronto: 1 (289) 819-1325 Local - New York: 1 (646) 517-3975 Playback Passcode: 33088#
Replay also available on our website at www.osiskogr.com

Annual and Special Meeting of Shareholders

The Company's 2025 Annual and Special Meeting of shareholders will be held on May 8, 2025 in Montréal, Québec.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 195 royalties, streams and precious metal offtakes, including 21 producing assets. Osisko's portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, home to one of Canada's largest gold mines.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com

Notes:

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces and copper tonnes earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes by the average silver price per ounce or copper price per tonne for the period and dividing by the average gold price per ounce for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue by the average gold price per ounce for the period.

Average Metal Prices and Exchange Rate

	Three months ended March 31,
	2025	2024

Gold (i)	$2,860	$2,070
Silver (ii)	$31.88	$23.34
Copper (iii)	$9,340	$8,438

Exchange rate (C$/US$) (iv)	0.6968	0.7415

(i) The average price represents the London Bullion Market Association's PM price in U.S. dollars per ounce.

(ii) The average price represents the London Bullion Market Association's price in U.S. dollars per ounce.

(iii) The average price represents the London Metal Exchange's price in U.S. dollars per tonne.

(iv) Bank of Canada daily rate.

(2) Three months ended March 31, 2024 ("Q1 2024").

(3) Non-IFRS Measures

Cash margin

Cash margin in dollars and in percentage of revenues are non-IFRS financial measures. Cash margin (in dollars) is defined by Osisko as revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) is obtained from the cash margin (in dollars) divided by revenues.

Management uses cash margin in dollars and in percentage of revenues to evaluate Osisko's ability to generate positive cash flow from its royalty, stream and other interests. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as gross margin and operating cash flows, to evaluate Osisko's performance relative to peers in the mining industry who present these measures on a similar basis. Cash margin in dollars and in percentage of revenues are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of the cash margin per type of interests (in thousands of dollars and in percentage of revenues) is presented below:

	Three months ended March 31,
	2025	2024
	$	$

Royalty interests
Revenues	36,790	33,029
Less: cost of sales (excluding depletion)	(145)	(78)
Cash margin (in dollars)	36,645	32,951

Depletion	(2,710)	(4,104)
Gross profit	33,935	28,847

Stream interests
Revenues	18,126	12,018
Less: cost of sales (excluding depletion)	(1,474)	(1,281)
Cash margin (in dollars)	16,652	10,737

Depletion	(5,034)	(4,442)
Gross profit	11,618	6,295

Royalty and stream interests Total cash margin (in dollars)	53,297	43,688
Divided by: total revenues	54,916	45,047
Cash margin (in percentage of revenues)	97.1%	97.0%

Total - Gross profit	45,553	35,142

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings and adjusted earnings per basic share are non-IFRS financial measures and are defined by Osisko by excluding the following items from net earnings (loss) and earnings (loss) per share: foreign exchange gains (losses), impairment charges and reversal related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairment of investments, gains (losses) on disposal of assets, gains (losses) on investments, share of income (loss) of associates, transaction costs and other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

Management uses adjusted earnings and adjusted earnings per basic share to evaluate the underlying operating performance of Osisko as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net earnings (loss) and net earnings (loss) per basic share, investors and analysts use adjusted earnings and adjusted earnings per basic share to evaluate the results of the underlying business of Osisko, particularly since the excluded items are typically not included in Osisko's annual guidance. While the adjustments to net earnings (loss) and net earnings (loss) per basic share in these measures include items that are both recurring and non-recurring, management believes that adjusted earnings and adjusted net earnings per basic share are useful measures of Osisko's performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of the core operating results from period to period, are not always reflective of the underlying operating performance of the business and/or are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per basic share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of net earnings to adjusted net earnings is presented below:

	Three months ended March 31,
	2025	2024
(in thousands of dollars, except per share amounts)	$	$

Net earnings	25,640	11,169

Adjustments:
Foreign exchange (gain) loss	(160)	2,411
Share of loss of associates	3,752	10,053
Changes in allowance for expected credit losses and write-offs	-	(1,399)
Loss (gain) on investments	286	(388)
Tax impact of adjustments	(41)	136

Adjusted earnings	29,477	22,032

Weighted average number of common shares outstanding (000's)	186,979	185,761

Adjusted earnings per basic share	0.16	0.12

Forward-Looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that Osisko will meet its guidance estimate, that development and milestones to be achieved by operators of the properties in which the Company holds interest will be achieved in a timely manner. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko's business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko's PFIC status (d) that preliminary financial information may be subject to quarter end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in Osisko's ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd Consolidated Balance Sheets As at March 31, 2025 and December 31, 2024 (Unaudited)
(tabular amounts expressed in thousands of United States dollars)

	March 31,	December 31,
	2025	2024
	$	$
Assets

Current assets

Cash	63,070	59,096
Amounts receivable	2,773	3,106
Other assets	1,511	1,612
	67,354	63,814

Non-current assets

Investments in associates	40,086	43,262
Other investments	85,403	74,043
Royalty, stream and other interests	1,112,393	1,113,855
Goodwill	77,353	77,284
Other assets	6,140	5,376
	1,388,729	1,377,634

Liabilities

Current liabilities

Accounts payable and accrued liabilities	3,923	5,331
Dividends payable	8,457	8,433
Lease liabilities	1,132	852
	13,512	14,616

Non-current liabilities

Lease liabilities	4,539	3,931
Long-term debt	74,346	93,900
Deferred income taxes	82,438	76,234
	174,835	188,681

Equity

Share capital	1,680,514	1,675,940
Contributed surplus	65,003	63,567
Accumulated other comprehensive loss	(139,637)	(141,841)
Deficit	(391,986)	(408,713)
	1,213,894	1,188,953
	1,388,729	1,377,634

Osisko Gold Royalties Ltd Consolidated Statements of Income For the three months ended March 31, 2025 and 2024 (Unaudited)
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

	2025	2024
	$	$
		(restated)
Revenues	54,916	45,047

Cost of sales	(1,619)	(1,359)
Depletion	(7,744)	(8,546)
Gross profit	45,553	35,142

Other operating expenses
General and administrative	(4,959)	(4,544)
Business development	(2,079)	(1,011)
Operating income	38,515	29,587
Interest income	598	934
Finance costs	(1,730)	(2,767)
Foreign exchange gain (loss)	160	(2,411)
Share of loss of associates	(3,752)	(10,053)
Other (losses) gains, net	(286)	1,737
Earnings before income taxes	33,505	17,027
Income tax expense	(7,865)	(5,858)
Net earnings	25,640	11,169

Net earnings per share
Basic and diluted	0.14	0.06

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three months ended March 31, 2025 and 2024 (Unaudited)
(tabular amounts expressed in thousands of United States dollars)

	2025	2024
	$	$
		(restated)
Operating activities
Net earnings	25,640	11,169
Adjustments for:
Share-based compensation	2,089	1,567
Depletion and amortization	8,032	8,790
Changes in expected credit loss of other investments	-	(1,399)
Share of loss of associates	3,752	10,053
Change in fair value of financial assets at fair value through profit and loss	286	(338)
Foreign exchange (gain) loss	(92)	2,437
Deferred income tax expense	7,242	5,463
Other	104	116
Net cash flows provided by operating activities before changes in non-cash working capital items	47,053	37,858
Changes in non-cash working capital items	(974)	(496)
Net cash flows provided by operating activities	46,079	37,362

Investing activities
Acquisitions of short-term investments	-	(667)
Acquisitions of investments	(11,364)	-
Proceeds from disposal of investments	-	3,847
Acquisitions of royalty and stream interests	(5,285)	-
Other	(17)	(3)
Net cash flows (used in) provided by investing activities	(16,666)	3,177

Financing activities
Increase in long-term debt	10,437	-
Repayment of long-term debt	(30,000)	(32,394)
Exercise of share options and shares issued under the share purchase plan	2,587	3,609
Dividends paid	(7,610)	(7,680)
Withholding taxes on settlement of restricted and deferred share units	(653)	(2,204)
Other	(210)	(288)
Net cash flows used in financing activities	(25,449)	(38,957)

Increase in cash before effects of exchange rate changes	3,964	1,582
Effects of exchange rate changes on cash	10	(682)
Net increase in cash	3,974	900
Cash - beginning of period	59,096	51,204
Cash - end of period	63,070	52,104